manually signed

PE 4-1-02

02024714

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

1-14646

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2002

Sinopec Beijing Yanhua Petrochemical Company Limited
(Translation of registrant's name into English)

No.1 Beice, Yingfeng Erli, Yanshan, Fangshan District, Beijing
People's Republic of China
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F___X___ Form 40-F_______

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes_______ No___X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-2(b)] Not Applicable.

Sinopec Beijing Yanhua Petrochemical Company Limited, a joint stock limited company organized under the laws of the People's Republic of China (the "Company"), hereby files the following document pursuant to rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934:

a. Results announcement (summary) for the year ended December 31, 2001 by the Company released on the website of the Stock Exchanges of Hong Kong on March 28, 2002.

b. An amendment to results announcement for the year ended December 31, 2001 by the Company released on the website of the Stock Exchanges of Hong Kong on April 2, 2002.

c. An announcement of results for the year ended December 31, 2001 by the Company published on newspaper on April 2, 2002.

d. An announcement by the Company released on newspaper on April 3, 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BEIJING YANHUA PETROCHEMICAL COMPANY LIMITED

Dated: April 4, 2002

By: ______________________

Name: Du Guosheng
Title: Chairman of the Board

Exhibit Index

a. Results announcement (summary) for the year ended December 31, 2001 by the Company released on the website of the Stock Exchanges of Hong Kong on March 28, 2002.

b. An amendment to results announcement for the year ended December 31, 2001 by the Company released on the website of the Stock Exchanges of Hong Kong on April 2, 2002.

c. An announcement of results for the year ended December 31, 2001 by the Company published on newspaper on April 2, 2002.

d. An announcement by the Company released on newspaper on April 3, 2002.

Exhibit a

Listed Companies Information

BEIJING YANHUA<00325> - Results Announcement (Summary)

Sinopec Beijing Yanhua Petrochemical Company Limited announced on 28/3/2002:
(stock code: 325)
Year end date: 31/12/2001
Currency: RMB
Auditors' Report: Neither
Review of Interim Report by: N/A

		(Audited) Current Period from 1/1/2001 to 31/12/2001 ('000)	(Audited) Last Corresponding Period from 1/1/2000 to 31/12/2000 ('000)
Turnover	:	5,954,526	7,824,547
Profit/(Loss) from Operations	:	(279,026)	629,711
Finance cost	:	(59,579)	(97,893)
Share of Profit/(Loss) of Associates	:	N/A	N/A
Share of Profit/(Loss) of Jointly Controlled Entities	:	N/A	N/A
Profit/(Loss) after Tax & MI	:	(283,359)	347,759
% Change over Last Period	:	N/A	
EPS/(LPS)-Basic	:	(RMB0.084)	RMB0.103
-Diluted	:	-	-
Extraordinary (ETD) Gain/(Loss)	:	N/A	N/A
Profit/(Loss) after ETD Items	:	(283,359)	347,759
Final Dividend per H Share	:	NIL	RMB0.04
(Specify if with other options)	:	N/A	N/A
B/C Dates for Final Dividend	:	N/A	
Payable Date	:	N/A	
B/C Dates for Annual General Meeting	:	8/5/2002 to 7/6/2002 bdi.	
Other Distribution for Current Period	:	N/A	
B/C Dates for Other Distribution	:	N/A	

Exhibit b

Listed Companies Information

BEIJING YANHUA<00325> - Amendment to Results Announcement (Advised by BEIJING YANHUA)

The Stock Exchange has received a message from Sinopec Beijing Yanhua Petrochemical Company Limited which is reproduced as follows:-

"There has been an error in the figure for the item, "Profit/(Loss) from Operations" for the period from 1 January 2001 to 31 December 2001, as set out in the results of the Company published on Hong Kong Stock Exchange's website. The figure as stated in there is RMB(279,026,000) when it should actually be RMB(266,605,000). The error was caused by the failure of the directors of the Company to give due notice to the final adjustment and confirmation of such figure by the Company's auditors and amend such figure accordingly. The correct "loss" figure is stated in the Company's Annual Results Announcement published in Hong Kong newspapers today."

Exhibit c

中國石化北京燕化石油化工股份有限公司
SINOPEC BEIJING YANHUA PETROCHEMICAL COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China (the "PRC"))

(Announcement of results for the year ended 31st December, 2001)

The Board of Directors of Sinopec Beijing Yanhua Petrochemical Company Limited (the "Company") hereby presents to you the audited annual results of the Company for the financial year ended 31st December, 2001, together with the 2000 comparative figures prepared in accordance with International Financial Reporting Standards ("IFRS").

INCOME STATEMENT
FOR THE YEAR ENDED 31ST DECEMBER, 2001
(Amounts expressed in thousands of Renminbi ("RMB"), except per share data)

	Note	2001	2000
Turnover		5,954,526	7,824,547
Cost of goods sold			
Raw materials consumed		(4,026,826)	(4,863,348)
Utilities		(784,571)	(795,987)
Depreciation		(506,135)	(488,406)
Salaries & staff welfare		(180,746)	(223,145)
Manufacturing overheads		(161,913)	(293,207)
Total cost of goods sold		(5,660,191)	(6,664,093)
Gross profit		294,335	1,160,454
Selling, general and administrative expenses		(560,940)	(530,743)
Operating (loss) profit		(266,605)	629,711
Financial expenses, net		(59,579)	(97,893)
Other expenses, net		(100,295)	(23,030)
(Loss) Profit before taxation		(426,479)	508,788
Taxation	3	143,120	(161,029)
Net (loss) profit		(283,359)	347,759
Dividends proposed	4	-	134,960
(Losses) Earnings per share, basic (RMB)	5	(0.084)	0.103
Dividends per share (RMB)		-	0.040

NOTES TO THE FINANCIAL STATEMENT
(Amounts expressed in RMB, unless otherwise stated)

1. COMPANY ORGANISATION AND PRINCIPAL ACTIVITIES

The Company was incorporated as a joint stock company with limited liability in the PRC on 23rd April, 1997 subsequent to a reorganisation ("Reorganisation") in preparation for the listing of its shares. Its shares and American Depository Shares ("ADSs") have been listed on the Hong Kong Stock Exchange and the New York Stock Exchange respectively since June 1997.

Upon the Reorganisation, the Company became a subsidiary of Beijing Yanshan Petrochemical Group Company of China Petrochemical Corporation. On 25th February, 2000, China Petrochemical and Corporation ("Sinopec Group"), underwent a reorganisation, and formed a subsidiary, China Petroleum and Chemical Corporation ("Sinopec"). In accordance with the reorganisation agreement, Beijing Yanshan Petrochemical Group Company of China Petrochemical Corporation, previously the Company's parent company, transferred all its 70% equity interest in the Company to Sinopec, which therefore became the Company's parent company (the "Parent Company").

The principal activities of the Company are the manufacturing and sales of petrochemical products.

2. PRINCIPAL ACCOUNTING POLICIES

The principal accounting policies adopted for the preparation of the financial statements as of and for the year ended 31st December, 2001 are consistent with those adopted for the preparation of the 2000 financial statements.

3. TAXATION

The income tax charge is based on profit for the year and considers deferred taxation. The Company provides for current enterprise income tax on the basis of its statutory profit for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes. The applicable PRC enterprise income tax rate for the Company is 33%.

Deferred taxes are provided using the balance sheet liability method. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for enterprise income tax purposes. Deferred tax assets and liabilities are measured using the tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled based on tax rates enacted or substantially enacted at the balance sheet date.

The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the enterprise expects, at the balance sheet date, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are recognised regardless of when the timing difference is likely to reverse. Deferred tax assets and liabilities are not discounted and are classified as non-current assets (liabilities) in the balance sheet.

Deferred tax assets are recognised when it is probable that sufficient taxable profits will be available against which the deferred tax assets can be utilised. At each balance sheet date, the Company re-assesses unrecognised deferred tax assets and the carrying amount of deferred tax assets. The enterprise recognises a previously unrecognised deferred tax asset to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered. The Company conversely reduces the carrying amount of a deferred tax asset to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred tax asset to be utilised.

A deferred tax liability is recognised for all taxable temporary differences, unless the deferred tax liability arises from goodwill for which amortisation is not deductible for tax purposes.

4. DIVIDENDS

The Board of Directors did not propose any dividends for the year ended 31st December, 2001 .

On 12th April, 2001, the Board of Directors proposed a final dividend of RMB0.04 per share for all outstanding shares of 3,374,000,000 shares, totalling RMB134,960,000 for the year ended 31st December, 2000. The proposed dividend distribution was approved by the shareholders' in their general meeting on 18th June, 2001.

5. CLOSURE OF REGISTER OF MEMBERS

The register of member of the Company will be closed from 8th May to 7th June,2002 (both days inclusive), during which time no share transfer will be effected.

6. (LOSSES) EARNINGS PER SHARE

The calculation of basic losses per share for the year ended 31st December, 2001 was based on the net loss of RMB283,359,000 (2000: net profit of RMB347,759,000) and 3,374,000,000 shares respectively in issue during the year.

No diluted losses per share were presented as there were no potential dilutive ordinary shares outstanding.

7. AUDITORS' REPORT

The auditors' report in the Company's financial statements is neither qualified nor modified.

BUSINESS REVIEW

In 2001, demand for petrochemicals remained strong as the economy of China continued to grow at a high speed. However, the international crude oil prices and prices of petrochemical products continued to adjust downward due to a slow-down in the development of the global economy as a whole. This trend, together with the drastic increase in the import of petrochemical products from nearby Asian countries into China in 2001, exerted immense pressure on China's petrochemical industry as a whole. The weighted average price of the eight principal products of the Company within the reporting period decreased by 8.7% in 2001 as compared with the same period in 2000. In addition, in 2001 the Company's major production facilities had to be shutdown for about 100 days, which was approximately 35 days longer than the original schedule of 65 days, to complete the expansion of the Company's ethylene production units. The shutdown, together with the unstable operation of those new units since commencement of their operation, contributed towards a reduction in the output of the Company's principal products. During the reporting period, in connection with China's accession to the World Trade Organisation ("WTO"), the Company's incurred additional expenses for the termination of the employment of approximately 2,320 employees to enhance the competitive power of the Company. Such expenses, together with reduction in the Company production brought a certain amount of losses to the Company. Facing the difficult market situation, the Company, through its calm observation, conscientious thinking and enterprising spirit, was able to cope with the situation calmly and accomplish the following tasks, by adhering to the established development strategies of the Company:

1. Continue to implement the production capacity expansion program. In 2001, the Company accelerated the pace of its technology renovation program, overcame the difficulties in carrying out production while construction and renovation of cracking furnaces was under way and completed the Ethylene Project and other auxiliary projects, which further enhanced the competitive edge of the Company in the domestic market and laid a solid foundation for further development of the Company in the future.
2. Enhance management and lower costs to improve efficiency. In 2001, the Company continued to increase the usage of relatively less expensive substitute cracking feedstock, which enabled the Company to further reduce production costs. The Company adopted stricter administrative measures with respect to the procurement of naphtha, butadiene, benzene and other materials from outside sources by tender and via the Internet to further lower the procurement costs of the Company.
3. Improve product mix actively in order to meet market demands. In 2001, the Company made full utilisation of its advantages in terms of quality and variety of resin, plastic and other products. By developing and manufacturing special resin and plastic products with high profit margin, the Company improved the profit margin rates of its products. In 2001, the sales of this category of products amounted to 260,000 tons, accounting for 47.9% of the total sales of resins and plastics.
4. Strengthen sales and marketing activities. In 2001, the management of the Company further improved the sales mechanism of the Company and greatly strengthened sales activities by formulating flexible marketing strategies. The manufacturing schedules were based on sales prospects and purchase orders. The sales to production ratio of principal products of the Company exceeded 100%, thus successfully accomplished the sales target.

The following table sets forth the Company's sales, net of product discounts, returns and VAT, by principal product groups for the years ended 31st December 2001 and 2000.

	2001		2000	
	Turnover (RMB '000)	Percentage of Turnover	Turnover (RMB '000)	Percentage of Turnover
Resins and plastics	3,192,077	53.6	4,531,438	57.9
Synthetic rubber	922,301	15.5	848,028	10.8
Basic organic chemical products	1,368,437	23.0	1,964,733	25.1
Other	471,711	7.9	480,348	6.2
Total	5,954,526	100.0	7,824,547	100.0

The following table sets forth the percentages of total sales of the principal operating expenses associated with the Company's business.

	2001	2000
	%	%
Turnover	100.0	100.0
Less expenditure :		
Raw materials consumed	67.6	62.2
Utilities	13.2	10.2
Depreciation	8.5	6.2
Repairs and maintenance	1.9	2.8
Salaries & staff welfare	3.0	2.8
Other overheads	0.9	1.0
Selling, general and administrative expenses	9.4	6.8
Operating margin	(4.5)	8.0

MANAGEMENT DISCUSSION AND ANALYSIS

Total sales decreased by RMB 1,870.0 million, or 23.9%, to RMB 5,954.5 million in 2001 from RMB 7,824.5 million in 2000. Due to the large amount of imported products and the decrease in the price of crude oil in the international market, the weighted average price of the Company's eight principal products, which accounted for 71.6% and 75.4% of total sales in 2001 and 2000 respectively, decreased by 8.7% in 2001. The decrease in the total sales can be attributed primarily to a 20.9% decrease in the sales volume of these eight principal products as compared with 2000 and the special shutdown of the Company's major production facilities for approximately 100 days in 2001.

Cost of goods sold decreased to RMB 5,660.2 million in 2001 from RMB 6,664.1 million in 2000. The decrease was mainly due to the decreased sales volume in 2001. The Company's gross profit decreased from RMB 1,160.5 million in 2000 to 294.3 million in 2001, as gross margin fell from 14.8% in 2000 to 4.9% in 2001.

Selling, general and administrative expenses increased by RMB 30.2 million, or approximately 5.7%, to RMB 560.9 million in 2001 from RMB 530.7 million in 2000. This increase was primarily due to an increase of approximately RMB 50 million reserves for bad and doubtful debt as compared with 2000.

Aggregate financial expenses decreased to RMB 59.6 million in 2001 from RMB 97.9 million in 2000, primarily due to an increase in the capital to finance the Ethylene Project which led to the increased capitalization of the current loan interest used for the Ethylene Project.

In 2001,the Company recorded a loss before taxation of RMB 426.5 million, as compared with a profit before taxation of RMB 508.8 million in 2000. The Company received approximately RMB 143.1 million in deferred tax refund in 2001 due to an adjustment of deferred tax according to IFRS. The net loss for 2001 was RMB 283.4 million, yielding a net loss margin of 4.8%, as compared with the net income of RMB 347.8 million and a net profit margin of 4.4%, in 2000.

LIQUIDITY AND CAPITAL RESOURCES

The Company has principally relied on funds from operations, bank loans and equity capital to finance its capital expenditures and working capital.

In 2001, the Company's net cash flow from operating activities was RMB 668.2 million, primarily consisting of (i) loss before taxation of RMB 426.5 million, (ii) total depreciation and amortization expenses of RMB 541.7 million and (iii) a net decrease of RMB 596.6 million in operating assets.

The Company's short-term and long-term loans are primarily obtained from PRC domestic banks. In 2001, the Company repaid RMB 1,470.0 million of its short-term loans and RMB 249.0 million of its long-term loans, and borrowed RMB 2,490.0 million in short-term loans and RMB 1,019.0 million in long-term loans. As of 31st December 2001, the Company's total loans from banks, the Parent Company and a related company increased by approximately 68.1% to RMB 4,418.2 million (including RMB 2,030.0 million of short-term loans) from RMB 2,628.5 million (including RMB 1,010.0 million of short-term loans) as of 31st December 2000.

The Company expects to incur capital expenditures of RMB 600.0 million, RMB 300.0 million and RMB 200.0 million in 2002, 2003 and 2004, respectively. Such capital expenditures will be for the expansion of the supporting facilities of the Ethylene Project and other technical improvement projects. The Company believes the cash flow from its operating activities and new bank loans will be sufficient to cover the Company's expected capital expenditures for the above period.

CONTINGENT LIABILITIES

During the year 2001, there was no material pledge of assets of the Company. As of 31st December 2001, the Company had no significant contingent liabilities.

GEARING RATIO

In 2001, the Company's gearing ratio was 82.6%, as compared with 45.3% in 2000. The increase of the gearing ratio was mainly due to a large increase in both the long term and short term debts. The gearing ratio is calculated by dividing the total of long term and short term debts by shareholders' equity.

EXPOSURE TO FLUCTUATIONS IN EXCHANGE RATES

The Company is exposed to foreign currency risk as a result of its foreign currency denominated long - term debt and, to a limited extent, cash and cash equivalents denominated in foreign currencies. The Company had no foreign currency hedging activity in 2001.

PROSPECTS

Looking forward to 2002, the Company estimates that the prices of crude oil and petrochemical products will continue to remain at a relatively low level due to the slow-down in global economic growth and weak demand for petrochemical products in the international market. Moreover, the formal accession of China to the WTO will not only intensify market competition, but also exert significant pressure on the production and operation of the petrochemical industry in China. However, the Board is confident that the Company will take the opportunity of the continuous growth of China's economy and China's accession to the WTO to achieve satisfactory operating results through continuous implementation of its development strategies. These strategies include:

1. Further expand production capacity in order to build up the competitive advantage of the Company's products. In 2002, the Company intends to fully utilise the increased production capacity of the ethylene units and the full-capacity operation of the newly built low density polyethylene unit ("LDPE unit") and other units, in order to enhance economies of scale and further improve its competitive advantages.
2. Increase production efficiency through prudent operational planning. In 2002, the Company will endeavor to produce marketable quality products through optimisation of ethylene materials and balanced use of materials. In addition, the Company intends to improve the efficiency of its production units by extending the operating period of equipment and minimizing the occurrence of unscheduled shutdowns.
3. Increase production of products with high added value by adopting a market orientated approach. In 2002, the Company will continue to adjust its product mix to improve and strengthen its profitability. With the commissioning of the new LDPE unit, the Company will continue to develop special-purpose materials with high market demand and high added value, the supply of which in China currently relies mainly on imports. The Company will strive to further increase the sales ratio of special-purpose materials used for producing synthetic resin.
4. Further strengthen and improve sales and marketing activities. In 2002, the Company will continue to strengthen its sales and marketing activities through reform of its sales mechanism. Through close cooperation between the production, research and development departments, the Company will strive to adjust its production plans in a timely manner in order to meet market changes and the different needs of different customers. Furthermore, the Company will further develop its business in the international market to increase export of products and enhance the competitiveness of the Company's products in the international market.

MAJOR EVENTS

1. The largest capital investment plan of the Company, i.e. the expansion of the Company's ethylene production unit with a capacity of 710,000 tons , was completed and commenced operation in November 2001. To complete the Ethylene Project, the Company's major production facilities had to be shutdown for approximately 100 days.

2. During the reporting period, according to the relevant laws and regulation as well as the industry standards of Sinopec, the Company terminated the employment of approximately 2,320 employees by the voluntary staff redundancy plan . The compensation paid by the Company in connection with the termination of their employment was approximately RMB 246.9 million.

3. At a meeting of the Board of Directors held on 28th March, 2002, the Company appointed Mr. Dong Wenduo and Mr. Song Liqun as the Deputy General Managers of the Company.

IMPACT OF RECENT ECONOMIC DEVELOPMENT

In the near future, the prices of petrochemical products continue to maintain at a relatively low level due to a slow-down in the development of the global economy. However, the Company believes that the completion and commencement of operation of its ethylene facilities with 710,000 tons annual capacity will improve the scale merit and will offset the adverse effects on the profits resulting from the increase in cost. The PRC economy in 2002 should continue its current rapid growth rate which should also sustain the high growth in demand of petrochemical products. The Company believes that, through the implementation of its various effective operating and development strategies, it will ensure a satisfactory return for the shareholders.

TRUST DEPOSITS

As at 31st December, 2001, the Company did not have any trust deposits with any financial institutions in the PRC. The Company has not encountered any withdrawal difficulty with respect to its deposits.

TAXATION

The Company has been subject to the PRC enterprise income tax of 33% for the year ended 31st December, 2001. The Company is not aware of any government policy changes that may affect the Company's tax rate.

AUDITORS

A resolution for the appointment of KPMG as auditors of the Company is to be proposed at the annual general meeting to be held on 7th June, 2002.

COMPLIANCE WITH THE CODE OF BEST PRACTICE

The Company's Directors are unaware of any circumstances which would indicate that the Company did not comply, or has not complied, with Appendix 14 (i.e. the Code of Best Practice) of the Rules Governing the Listing of Securities.

During the reporting period, the Board of Directors has established an audit committee. The audit committee is composed of Mr. Rui Xingwen and Mr. Zhang Yanning, the independent directors, and Ms. Wang Shulan, a member of the Board of Supervisors. The audit committee is responsible for the review and supervision of the Company's financial reporting process and internal controls as set out in the Code of Best Practice. During the reporting period, the audit committee held two meetings. The audit committee, together with the management, has reviewed the accounting policies, principles and methods adopted by the Company, and has discussed about the contents of the auditing, internal controls and the accountants' report.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

During the year 2001, there was no purchase, sale, redemption or cancellation by the Company of any of its listed securities.

PUBLICATION OF DETAILED RESULTS ANNOUNCEMENT ON THE STOCK EXCHANGE'S WEBSITE

A detailed Annual Results Announcement containing all the information in respect of the Company required by paragraphs 45(1) to 45(3) of Appendix 16 of the Listing Rules will be published on the Stock Exchange's website in due course.

By order of the Board of Directors
Du Guosheng
Chairman
28th March, 2002, Beijing, the PRC

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the 2001 Annual General Meeting ("AGM") of the Company will be held on Friday, 7th June, 2002, at No.1 Beice, Yingfeng Erli, Yanshan, Fangshan District, Beijing 102500, the PRC at 9:00 a.m. for the following purposes:

1. to consider and approve the 2001 report of the Directors of the Company;
2. to consider and approve the 2001 report of the Board of Supervisors of the Company;
3. to consider and approve the audited financial statements of the Company as of 31st December, 2001;
4. to consider and approve the proposed profit appropriation plan of the Company for 2001;
5. to determine the remuneration of the Directors and Supervisors of the Company for 2002;
6. to determine and approve the changes in the Directors;
7. to consider and approve the appointment of KPMG (certified public accountants in Hong Kong) as the Company's auditors, for the fiscal year 2002, and to authorise the Directors of the Company to determine their remuneration; and
8. to transact any further business, if necessary.

By Order of the Board of Directors
Du Guosheng
Chairman
28th March, 2002, Beijing, the PRC

The Registered Office:

No. 1 Beice, Yingfeng Erli, Yanshan, Fangshan District,Beijing 102500, the PRC

Notes:

(A) Holders of the Company's overseas listed foreign invested shares (in the form of H Shares) whose names appear on the register of members of the Company at close of business on 7th May, 2002 or their legal representatives are entitled to attend the AGM upon presentation of their passports or other identity papers and documents of authorisations.
(B) According to the Company's Articles of Association, the register of members of the Company will be closed for a period of 30 days before the date of the AGM, which is from 8th May, 2002 to 7th June, 2002 (both days inclusive), during which time no share transfer will be effected.
(C) Each shareholder who has the right to attend and vote at the AGM is entitled to appoint one or more proxies, whether they are members or not, to attend and vote on his behalf at the AGM.
(D) A proxy of a shareholder who has appointed more than one proxy may only vote on a poll.
(E) The instrument appointing a proxy must be in writing under the hand of the appointor or his attorney duly authorised in writing. If that instrument is signed by an attorney of the appointor, the power of attorney must be notarially certified. To be valid, the notarially certified power of attorney and the form of proxy must be delivered to the registered office of the Company not less than 24 hours before the time appointed for the holding of the AGM.
(F) Shareholders intending to attend the AGM should return the accompanying reply slip attached in this Annual Report to the Secretary's Office of the Company before 17th May, 2002 in person or by mail, cable or facsimile.
(G) Shareholders attending the AGM are responsible for their own transportation and accommodation expenses.
(H) The details of the Secretary's Office of the Company are as follows:

No. 1 Beice, Yingfeng Erli, Yanshan, Fangshan District, Beijing, the PRC

Postal Code : 102500 Tel : (8610) 6934-5924 Fax : (8610) 6934-5448

中國石化北京燕化石油化工股份有限公司
Sinopec Beijing Yanhua Petrochemical Company Limited

(a joint stock limited company incorporated in the People's Republic of China)

CONNECTED TRANSACTION
SALE OF THE NO.1 POLYPROPYLENE PRODUCTION UNIT

Pursuant to the Asset Sale Agreement dated 20 November 2001, the Company has sold a polypropylene production unit to Yanshan Company on such terms and conditions as provided therein.

Yanshan Company is a wholly-owned subsidiary of China Petrochemical Corporation (中國石油化工集團公司), the holding company of New Sinopec. New Sinopec is the controlling shareholder of the Company, as defined in the Listing Rules. Yanshan Company, being an associate of New Sinopec, is a connected person of the Company. Therefore, the sale pursuant to the Asset Sale Agreement constitutes a connected transaction for the Company for the purposes of the Listing Rules.

As the aggregate consideration for the Connected Transaction is less than the limit specified in Rule 14.25(1)(ii) of the Listing Rules, such transaction does not require the approval of the Independent Shareholders and only certain specified details of the Connected Transaction are required to be disclosed in this announcement and the Company's 2001 annual report and accounts. The terms and conditions of the Asset Sale Agreement have been negotiated on an arm's length basis and are normal commercial terms. The Board (including the Independent Directors) considers the Connected Transaction to be fair and reasonable, and are in the interests of the Company and the Shareholders taken as a whole.

Particulars of the Asset Sale Agreement are set forth below, and will also be disclosed in the Company's 2001 annual report and accounts.

A. BACKGROUND INFORMATION

The Asset Sale Agreement was entered into between the Company and Yanshan Company on 20 November 2001. Pursuant to the Asset Sale Agreement, the Company has sold a polypropylene production unit to Yanshan Company on such terms and conditions as provided therein. The Connected Transaction was completed on 30 November 2001. Summary of the major terms of which are set out in the section headed "Summary of the Principal Terms and Conditions of the Asset Sale Agreement" below.

Yanshan Company is a wholly-owned subsidiary of China Petrochemical Corporation (中國石油化工集團公司), the holding company of New Sinopec. New Sinopec is the 70% shareholder of the Company. Yanshan Company, being an associate of New Sinopec, is a connected person of the Company. Therefore, the sale pursuant to the Asset Sale Agreement constitutes a connected transaction for the Company for the purposes of the Listing Rules.

The aggregate consideration for the Connected Transaction is RMB167,850,000 (approximately HK$156,869,000). As the aggregate consideration for the Connected Transaction is less than the higher of HK$10 million or 3% of the Company's net tangible assets, such transaction does not require the approval of the Independent Shareholders and only certain specified details of the Connected Transaction are required to be disclosed in this announcement and the Company's 2001 annual report and accounts. The terms and conditions of the Asset Sale Agreement have been negotiated on an arm's length basis and are normal commercial terms. The Board (including the Independent Directors) considers the Connected Transaction to be fair and reasonable, and are in the interests of the Company and the Shareholders taken as a whole.

The Company has not previously made any disclosure of the Connected Transaction in accordance with the Listing Rules. Such non-disclosure constitutes breaches of the Listing Rules on the part of the Company. The breach was due to administrative oversight caused by the Company's busy schedule in relation to the completion of the expansion of its ethylene production unit. The Stock Exchange has indicated that it would reserve its right to take further action against the Company.

B. SUMMARY OF THE PRINCIPAL TERMS AND CONDITIONS OF THE ASSET SALE AGREEMENT

The principal terms and conditions of the Asset Sale Agreement are summarised as follows:

1. **Date of the Asset Sale Agreement**

   20 November 2001

2. **Parties**

   Seller: The Company
   Purchaser: Yanshan Company

3. **Asset sold under the Asset Sale Agreement**

   No.1 Polypropylene production unit

   The polypropylene production unit was completed and began production on 1 July 1976.

   After replacing the catalytic agent in 1987, and the making of certain technological improvements, its annual production capacity has now been increased to 115,000 tons.

4. **Consideration**

   RMB167,850,000 (approximately HK$156,869,000) was paid by Yanshan Company to the Company on 30 November 2001 in cash.

   Such consideration was determined by reference to the valuation of the production unit of RMB167,850,000, as at 31 October 2001, as set out in the valuation report dated 17 November 2001 prepared by Zhonglei Certified Public Accountants (中磊會計師事務所有限責任公司).

C. REASONS AND BENEFITS OF THE SALE OF THE POLYPROPYLENE PRODUCTION UNIT

In order to (i) accelerate the pace of its technology renovation programs: (ii) increase the overall efficiency of the Company's production and increase the confidence of investors, the Company has decided to shut down its No. 1 polypropylene production unit on a permanent basis. However, since the No. 1 polypropylene production unit can be modified and used in the production of fine petrochemical products, the Company has decided to sell it to Yanshan Company on condition that Yanshan Company would not compete with the Company in its business. The principal activities of Yanshan Company is the manufacturing of fine petrochemical products.

The Directors expect that the sale of the polypropylene production unit will improve the technological standard of the Company's related products, decrease operating losses and therefore increase the profitability of the Company's business.

D. APPLICATION OF THE SALE PROCEEDS

The Company will apply the sale proceeds of approximately HK$156,869,000 of the Connected Transaction towards its working capital.

E. GENERAL INFORMATION

The principal business of the Company is the production and sale of three principal petrochemical product groups, namely: (i) resins and plastics, (ii) synthetic rubber, and (iii) basic organic chemical products.

Terms used in this announcement

"Asset Sale Agreement"	an agreement entered into between the Company and Yanshan Company on 20 November 2001 for the sale of a polypropylene production unit;
"Board"	the board of Directors;
"China" or "PRC"	The People's Republic of China which, for the purpose of this announcement, does not include The Hong Kong Special Administrative Region, The Macau Special Administrative Region and Taiwan;
"Company"	Sinopec Beijing Yanhua Petrochemical Company Limited (中國石化北京燕化石油化工股份有限公司);
"Connected Transaction"	the connected transaction between the Company and Yanshan Company pursuant to the Asset Sale Agreement;
"Director(s)"	the director(s) of the Company;
"Domestic Shares"	domestic invested shares of RMB1.0 each in the share capital of the Company;
"Independent Directors"	the independent non-executive Directors;
"Independent Shareholders"	holders of H Shares and holders of Domestic Shares (excluding New Sinopec and its associates (as defined in the Listing Rules));
"Listing Rules"	The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;
"New Sinopec"	China Petroleum & Chemical Corporation (中国石油化工股份有限公司);
"RMB"	Renminbi, the lawful currency of the PRC;
"Shareholders"	the shareholders of the Company;
"Stock Exchange"	The Stock Exchange of Hong Kong Limited; and
"Yanshan Company"	Beijing Yanshan Petrochemical Company of China Petrochemical Group Corporation (中國石化集團北京燕山石油化工有限公司)

By Order of the Board
Sinopec Beijing Yanhua Petrochemical Company Limited
Wen Xianzhao
Company Secretary

2 April 2002
Beijing, the PRC

Unless otherwise specified, conversion of RMB into HK$ is based on the exchange rate of HK$1.00 = RMB1.07.